Fiore Exploration Appoints Vern Arseneau as Vice-President, Exploration

and Provides Pampas El Peñon Update

September 8, 2016	TSXV – F

VANCOUVER, B.C., September 8, 2016 – Fiore Exploration Ltd. (“Fiore” or the “Company”) (TSXV: F), is pleased to announce that it has appointed Vern Arseneau, P. Geo., as the Company’s Vice-President, Exploration, effective September 1st, 2016.

Mr. Arseneau has more than forty years of experience in exploration and project management, of which the last twenty have been in South America, principally in Chile, Peru, and Argentina.  Mr. Arseneau spent twenty years working as exploration manager and senior geologist for Noranda Inc. in Canada and South America.  As the general manager of Noranda’s Peru office for four years he was responsible for the reactivation of the El Pachon project in Argentina and participated in the acquisition of the Lomas Bayas Mine near Antofagasta.  He also spent three years based in Noranda’s Santiago office working on the company’s regional exploration programs.

Mr. Arseneau holds a Bachelor of Science in geology and has consulted on numerous base and precious metals projects.

“We are extremely pleased to welcome Vern Arseneau as our new VP Exploration,” commented Tim Warman, Fiore’s CEO.  “Vern’s long experience in Latin America runs the gamut from grassroots exploration to project development, as well as new project evaluation and acquisition.  He brings a broad network of contacts throughout the region which will be invaluable as we execute our strategy of acquiring undervalued projects, as well as a wealth of hand-on operational expertise with exploration projects across the continent.”

Mr. Arseneau will oversee the Company’s operations in the field, including the exploration program on our flagship Pampas El Peñon project in Chile.  A detailed ground magnetics survey over both concession blocks has recently been completed in advance of an 8,000 m reverse-circulation drilling program planned for Q4 2016.  Two main structures will be targeted by the drilling program.  The first target is the fault-bounded margins of a rhyolite dome that extends for at least 1.7 km in a north-south direction, the same geological setting that hosts the mineralized epithermal veins currently being mined at Yamana’s adjacent El Peñon Mine.  The second target is an outcropping jasperoid breccia body with elevated arsenic and antimony values, both common pathfinder elements for epithermal gold deposits.

Vern Arseneau, P. Geo., Fiore’s VP Exploration, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Fiore Exploration

Fiore Exploration is a Latin America focused gold explorer, whose main project is the Pampas El Peñon gold project in Chile, which covers land in the same geological environment as Yamana's flagship El Peñon mine.

On behalf of FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

For further information please contact:  604-609-6110

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Disclaimer for Forward-Looking Information

"This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. This information and statements address future activities, events, plans, developments and projections. All statements, other than statements of historical fact, constitute forward-looking statements or forward-looking information. Such forward-looking information and statements are frequently identified by words such as "may," "will," "should," "anticipate," "plan," "expect," "believe," "estimate," "intend" and similar terminology, and reflect assumptions, estimates, opinions and analysis made by management of the Company in light of its experience, current conditions, expectations of future developments and other factors which it believes to be reasonable and relevant. Forward-looking information and statements involve known and unknown risks and uncertainties that may cause the Company's actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking information and statements and accordingly, undue reliance should not be placed thereon.

Risks and uncertainties that may cause actual results to vary include but are not limited to the availability of financing; fluctuations in commodity prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking information or statements except as may be required."